UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 12, 2021, Aeropuertos Argentina 2000 S.A. (“AA2000”), a subsidiary of Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), issued a press release announcing a new money offering and the approval for the offshore reserve account. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into the Exchange Offer Memorandum and Consent Solicitation Statement issued by AA2000 and dated September 28, 2021.

Patricio Iñaki Esnaola

Head of Investor Relations

Email: patricio.esnaola@caairports.com

Phone: +54 11 4852 6716

Exhibits

Exhibit No.	Description
99.1	Press release dated October 12, 2021 – AEROPUERTOS ARGENTINA 2000 S.A. Announces New Money Offering and Obtains Approval for Offshore Reserve Account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: October 12, 2021